UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DOT HILL SYSTEMS CORP.

(Name of Subject Company (Issuer))

DENALI ACQUISITION SUB CORP.

a wholly owned indirect subsidiary of

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Patrick J. O’Malley, III

Executive Vice President and Chief Financial Officer

Seagate Technology Public Limited Company
 38/39 Fitzwilliam Square

Dublin, Ireland

(353) (1) 234-3136

Copy to:

Mike Ringler

Wilson Sonsini Goodrich and Rosati P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, CA 94105

(415) 947-2000

(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable(1)	Not applicable(1)

(1) In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Denali Acquisition Sub Corp., a Delaware corporation (“Acquisition Sub”) and wholly-owned direct subsidiary of Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands (“Parent”), itself a wholly-owned indirect subsidiary of Seagate Technology Public Limited Company (“Seagate”), for all of the outstanding shares of common stock of Dot Hill Systems Corp. (“Dot Hill”), to be commenced pursuant to the Acquisition Agreement, dated as of August 18, 2015, by and among Parent, Acquisition Sub and Dot Hill.

The tender offer for the outstanding shares of Dot Hill described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Dot Hill pursuant to the tender offer by Acquisition Sub or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Seagate, Parent and Acquisition Sub. In addition, Dot Hill will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Dot Hill’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Dot Hill’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

Exhibits

Exhibit Number	Exhibit Description
99.1	Joint Press Release of Seagate Technology PLC and Dot Hill Systems Corp., dated August 18, 2015.

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